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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No.         )(1)

                             BIZNESSONLINE.COM, INC.
              -----------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
              -----------------------------------------------------
                         (Title of Class of Securities)

                                       091791103
              -----------------------------------------------------
                                 (CUSIP Number)

         KIRK MILLER, 2810 SWEET HOME ROAD, AMHERST, NEW YORK 14226-7765
         ---------------------------------------------------------------
                  (Name, Address and Telephone Number of Person

                Authorized to Receive Notices and Communications)

                                DECEMBER 29, 1999
              -----------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(SC13D-07/98)

                                                              Page 1 of 5 Pages

CUSIP No. 091791103                         13D               Page 2 of 5 Pages


         KIRK MILLER
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                           N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                           UNITED STATES

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                           500,000

   SHARES      ________________________________________________________
               8    SHARED VOTING POWER

BENEFICIALLY

  OWNED BY                    -0-
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                           500,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

    WITH

                              -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           500,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]
                              5.8%

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                              IN

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 091791103                         13D               Page 3 of 5 Pages


SCHEDULE 13D

         The summary descriptions contained in this report of certain agreements and documents are qualified in their entirety by reference to the complete texts of those agreements and documents filed as Exhibits to this Schedule 13D and incorporated herein by reference.

ITEM 1. SECURITY AND ISSUER. The title and class of equity securities to which this Schedule 13D relates is the shares of common stock, par value $0.01 per share (the "Common Stock"), of BiznessOnline.com, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1720 Route 34, P.O. Box 1347, Wall, New Jersey 07719.

ITEM 2. IDENTITY AND BACKGROUND. The name of the reporting person is Kirk Miller (the "Reporting Person"). The principal business address for the Reporting Person is 2810 Sweet Home Road, Amherst, New York 14226-7765. The Reporting Person is employed by Prime Communications Systems Incorporated, an Internet service provider, as Chief Executive Officer. The Reporting Person is a citizen of the United States.

         The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. The Reporting Person acquired his shares of Common Stock (the "Shares") pursuant to the Agreement and Plan of Merger and Reorganization (the "Merger Agreement") dated as of December 28, 1999 by and between the Issuer , BOL Acquisition Co. X, Inc., a New York corporation ("Merger Sub"), Prime Communications Systems Incorporated, a New York corporation ("Prime"), Debra Horvath, Robert Prince, and the Reporting Person. Upon the closing of the transactions contemplated by the Merger Agreement, the Reporting Person exchanged his shares of voting stock of Prime for a cash payment and the Shares.

ITEM 4. PURPOSE OF TRANSACTION. The Reporting Person acquired his shares in connection with the Merger Agreement, pursuant to which Prime merged with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of the Issuer (the "Merger"). The consideration for the Merger included cash and 720,000 shares of the Issuer's Common Stock, of which Mr. Miller received 500,000 shares. The Reporting Person acquired the Shares in the Merger, along with a portion of the cash consideration, in exchange for his shares of voting stock of Prime. The Merger Agreement is attached hereto as Exhibit A and any description of the Merger or the Merger Agreement is qualified in its entirety by reference thereto.

         Under the terms of the Merger Agreement, the Reporting Person may receive additional shares or may be required to return shares of the Issuer's Common Stock based on achieving or not achieving certain revenue and "EBITDA" targets for Prime in the first six months of the year 2000.

         Except as otherwise set forth herein, the Reporting person has no present plans or proposals that relate to or that would result in any of the following actions:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 091791103                         13D               Page 4 of 5 Pages


         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. The Reporting Person beneficially owns 500,000 shares, or 5.8%, of the outstanding Common Stock of the Issuer. The Reporting Person beneficially owns all of the Shares by direct ownership and possesses sole voting power and sole dispositive power with respect to all of the Shares. The Reporting Person had no transactions in the securities of the Issuer during the 60 days prior to December 29, 1999 (the date of the event which requires filing this Statement).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       The following documents are filed as exhibits:

       Exhibit A:   Merger Agreement, dated as of December 28, 1999 between
                    BiznessOnline.com, Inc., BOL Acquisition Co. X, Inc., Prime
                    Communications Systems Incorporated and certain shareholders named therein.

--------------------------------------------------------------------------------

CUSIP No. 091791103                         13D               Page 5 of 5 Pages



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 JANUARY 7, 2000
                                            ------------------------------------
                                                   (Date)

                                                 /S/KIRK MILLER
                                            ------------------------------------
                                                 Kirk Miller

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).